--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

      Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                         ------------------------------

                              GCR HOLDINGS LIMITED

                           (Name of Subject Company)

                              GCR HOLDINGS LIMITED

                      (Name of Person(s) Filing Statement)

                        ORDINARY SHARES, $0.10 PAR VALUE

                         (Title of Class of Securities)

                                  G3774N 10 0

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                             FREDERICK W. DEICHMANN

                                   Secretary

                              GCR Holdings Limited

                                  Sofia House

                                48 Church Street

                             Hamilton HM12 Bermuda

                                 (441) 292-9415

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                         ------------------------------

                                WITH A COPY TO:

                            JAMES C. SCOVILLE, ESQ.

                              Debevoise & Plimpton

                                875 Third Avenue

                            New York, New York 10022

                                 (212) 909-6000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Exel Acquisition Ltd., a Cayman Islands limited liability company ("Purchaser") and a wholly owned subsidiary of EXEL Limited, a Cayman Islands limited liability company ("EXEL"), to purchase all of the Shares (as defined below) of GCR Holdings Limited ("GCR" or the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name and principal executive offices of the subject company is GCR Holdings Limited, Sofia House, 48 Church Street, Hamilton HM12, Bermuda. The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, par value $0.10 (the "Shares") of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer by Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on May 14, 1997 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares at a price of $27.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Amalgamation, dated as of May 8, 1997 (the "Amalgamation Agreement"), among EXEL, Purchaser and GCR. The Offer is subject to the conditions set forth in the Amalgamation Agreement, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer together with all Shares owned by EXEL and its subsidiaries shall be not less than seventy-five percent (75%) of the Shares then outstanding, calculated on a fully diluted basis (the "Minimum Condition"). EXEL may waive any of the conditions of the Offer in its sole discretion, except that it may not reduce the Minimum Condition to below a majority of Shares without the prior written consent of GCR.

    Pursuant to the Amalgamation Agreement, following the consummation of the Offer and subject to the satisfaction of certain conditions, Purchaser and GCR will amalgamate under the laws of the Cayman Islands (the "Amalgamation"), with GCR to continue as the surviving entity (the "surviving entity"). Upon the Amalgamation, each Share (other than those owned by the Company, EXEL or Purchaser or any of their direct or indirect subsidiaries) will be canceled and each holder thereof shall be entitled to receive $27.00 per Share in cash (or such higher price as may be offered in the Offer). Neither applicable law nor the Amalgamation Agreement provides for appraisal rights or other similar rights, and such rights will not be voluntarily provided by the Company or Purchaser. The terms of the Amalgamation Agreement, a copy of which is filed as Exhibit (c)(l) hereto and incorporated herein by reference, are summarized under the captions "ACQUISITION AGREEMENT; PURPOSE OF THE OFFER AND THE ACQUISITION, APPRAISAL RIGHTS AND OTHER MATTERS" and "CERTAIN CONDITIONS OF THE OFFER" of the Offer to Purchase.

    All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, EXEL or their affiliates, or actions or events with respect to any of them, was provided by Purchaser or EXEL, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

    Based on information in the Offer to Purchase, the address of the principal executive offices of EXEL and Purchaser is Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, is set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) GENERAL. The information contained under the captions "ACQUISITION AGREEMENT; PURPOSE OF THE OFFER AND THE ACQUISITION, APPRAISAL RIGHTS AND OTHER MATTERS" and "CERTAIN CONDITIONS OF THE OFFER" of the Offer to Purchase is incorporated herein by reference. Reference is hereby made to the information contained in pages 6-18 and under the caption "EXECUTIVE COMPENSATION" in the Company's proxy statement dated November 26, 1996, relating to the Company's Annual Meeting of Stockholders. The relevant pages thereof are filed as Exhibit
(c)(2) hereto. The Offer to Purchase is filed as Exhibit (a)(1) hereto.

    (b)(2) CERTAIN EMPLOYEE-RELATED MATTERS IN CONNECTION WITH THE AMALGAMATION.

    A summary of certain other contracts, agreements, arrangements and understandings between GCR and its executive officers, directors and affiliates and certain actual or potential conflicts of interest are set forth below.

    EMPLOYMENT AGREEMENTS; ETC. The Company is a party to employment agreements with its executive officers and an Amended and Restated Chairman's Incentive Agreement with Mr. Stephen H. Newman, the Chairman of the Company. By operation of law, these agreements will become obligations of the surviving entity following the Amalgamation. The employment agreements provide for the payment of certain severance and other benefits upon termination of employment following a change in control and that upon a change in control of the Company (i) all options issued under the Company's share option plans and all restricted Shares will vest, (ii) if the employee is employed by the Company (or its successor) sixty days following the date of such change in control, the employee will be entitled to receive a bonus in an amount equal to his annual base salary as of the date of such change in control and (iii) if the employee is employed by the Company (or its successor) on the first anniversary of the change in control, the employee shall not be obligated to repay any portion of any loan made by the Company to such employee to enable such employee to invest in Shares. In addition, the employment agreements provide that if the Company (or its successor) terminates the employment of the employee without Serious Cause (as defined in such employment agreements), or the employee terminates his employment for Good Reason (as defined in such employment agreements), in each case within the period commencing on the date of the change in control and ending on the first anniversary thereof, the employee is entitled to, among certain other benefits, a lump sum payment equal to two times the employee's annual base salary as of the date of termination as well as the forgiveness of the loans to such employee described in clause (iii) of the preceding sentence. The Chairman's Incentive Agreement provides that upon a change in control of the Company all options will vest and the outstanding balance of the loan made by the Company to enable his initial acquisition of Shares will be forgiven. The transactions contemplated by the Amalgamation Agreement will in each case constitute a "change in control" under such agreements.

    OPTIONS. In accordance with the terms of the Amalgamation Agreement, each holder of a Company stock option (including options issued to employees under the Company's option plans) that is outstanding immediately prior to the consummation of the Offer, whether or not exercisable, will be entitled, upon cancellation of such stock option, to receive an amount in cash equal to (x) the product of the number of Shares subject to such option and the per Share consideration payable in the Offer, less (y) the exercise price of such Company stock option. See "ACQUISITION AGREEMENT; PURPOSE OF THE OFFER AND THE ACQUISITION, APPRAISAL RIGHTS AND OTHER MATTERS--The Acquisition Agreement--Effect on Company Options and Agreements" of the Offer to Purchase.

    ADDITIONAL UNDERSTANDINGS. Based on discussions with EXEL, GCR expects that EXEL will offer positions in the surviving entity to GCR's employees, and EXEL and such employees will be entering into discussions with GCR's employees with respect thereto. Further, the Company understands that Lawrence S. Doyle, GCR's current president and chief executive officer, will become an executive vice president of EXEL as well as president and chief operating officer of the surviving entity.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Company's Board of Directors has unanimously determined that the Offer and the Amalgamation are fair to, and in the best interests of, the Company and its shareholders, has unanimously approved the Offer, the Amalgamation Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

    (b)(1) BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. Prior to April 1997, EXEL and the Company had no significant contacts. Beginning in early 1997, the Company had discussed with Goldman Sachs various strategic alternatives available to the Company.

    On April 22, 1997, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), EXEL's financial advisor in connection with a potential acquisition of the Company, presented its preliminary analysis of a transaction to EXEL's Board of Directors, and DLJ was authorized to communicate to Goldman Sachs EXEL's preliminary ideas regarding a potential transaction.

    On April 24, 1997, EXEL, through DLJ, submitted an oral initial indication of interest in acquiring the Company. The Executive Committee of the Company's Board decided to raise for consideration by the full Board EXEL's preliminary ideas regarding a potential transaction.

    On April 25, 1997, the Company's Board of Directors met to consider the range of alternatives available to the Company, including the oral indication of interest it received from EXEL. The Board, with the assistance of the Company's legal advisors and Goldman Sachs, reviewed strategic alternatives for the Company, including an analysis of different acquisition partners, the possibility of a sale of the Company or a merger-of-equals, the Company's prospects if the Company were to remain independent and other measures affecting the Company's capital base. The Board appointed a Special Committee consisting of three non-employee directors to consider these matters further, authorized the Special Committee to continue discussions with EXEL, and authorized Goldman Sachs to solicit in the market preliminary indications of interest from a limited number of other parties identified by the Board in consultation with Goldman Sachs regarding a potential transaction involving the Company. Thereafter EXEL was invited to conduct a due diligence investigation of the Company and to finalize an acquisition proposal to be submitted to the Company.

    During the week of April 28, 1997, Goldman Sachs contacted a limited number of third parties with respect to a potential transaction involving the Company, as authorized by the Board.

    On May 3, 1997, a confidentiality agreement was executed, and on May 3 and 4, 1997, various meetings, discussions and due diligence sessions occurred among EXEL, the Company and their respective financial and legal advisors.

    On May 5, 1997, EXEL and its legal and financial advisors met with representatives of the Company and its legal and financial advisors to negotiate the terms of the proposed Amalgamation Agreement. Discussions continued through May 7, 1997. Goldman Sachs suggested that EXEL consider improving the consideration offered in EXEL's initial oral indication of interest. Thereafter, EXEL increased its offer to $27.00 per Share in cash.

    On May 8, 1997, the Board of Directors of EXEL authorized EXEL to enter into the Amalgamation Agreement for the acquisition of all of the outstanding Shares for $27.00 per Share in cash.

    On May 7 and 8, 1997, the Board held meetings to review, with the advice and assistance of the Company's legal advisors and Goldman Sachs, the proposed Amalgamation Agreement and the transactions contemplated thereby, including the Offer and the Amalgamation. At such meetings, counsel to the Company reviewed the terms of the Amalgamation Agreement and Goldman Sachs reviewed with the Board the range of alternatives available to the Company previously discussed on April 25, 1997, including the results of Goldman Sachs' inquiries to other parties regarding a potential transaction involving the Company. On May 8, 1997, Goldman Sachs rendered to the Board its written opinion that, as of the date of such opinion and based upon and subject to the matters set forth therein, the $27.00 per Share in cash to be received by the holders of Shares (excluding EXEL and any direct or indirect subsidiary of EXEL) pursuant to the Amalgamation Agreement is fair to such holders. Following a number of questions from, and discussion among, the directors of the Company, the Board, at the meeting held on May 8, unanimously (i) approved the Amalgamation Agreement and the transactions contemplated thereby, (ii) determined that the Amalgamation Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the Company's shareholders, and (iii) recommended that the Company's shareholders tender their Shares in the Offer and approve and adopt the Amalgamation.

    Immediately following the conclusion of the board meetings held on May 8, 1997, the parties thereto executed the Amalgamation Agreement. The Company and EXEL issued a joint press release on May 8, 1997. The Purchaser commenced the Offer on May 14, 1997.

    (b)(2) REASONS FOR RECOMMENDATIONS. In approving the Amalgamation Agreement and the transactions contemplated thereby, and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Company's Board considered a number of factors, including:

    1) the determination by the Company's Board that the financial and other terms of the Offer and the Amalgamation Agreement are attractive to the Company and its shareholders and the absence of any competing proposal to acquire the Company following discussions by the Company's representatives with a limited number of companies;

    2) that the $27.00 per Share tender offer price represents a premium of approximately 21% over the closing price of the Shares on the Nasdaq National Market ("NNM") on May 7, 1997, the last full trading day prior to the execution of the Amalgamation Agreement, and compares favorably with purchase prices offered in recent acquisition transactions in the reinsurance industry;

    3)  recent trading prices of the Shares on the NNM;

    4) the written opinion of Goldman, Sachs & Co. ("Goldman Sachs") dated May 8, 1997 to the effect that, as of such date and based upon and subject to the matters set forth therein, the $27.00 per Share in cash to be received by the holders (excluding EXEL and any direct or indirect subsidiary of EXEL) of Shares pursuant to the Amalgamation Agreement is fair to such holders. A copy of the opinion of Goldman Sachs is attached hereto as Annex A and incorporated herein by reference. Shareholders are urged to read the opinion of Goldman Sachs carefully in its entirety;

    5) strategic alternatives for the Company, including an analysis of different acquisition partners, the possibility of a sale of the Company or a merger-of-equals, the Company's prospects if the Company were to remain independent and other measures affecting the Company's capital base;

    6) the termination provisions of the Amalgamation Agreement, including the provision allowing the Company to respond, subject to certain conditions, to unsolicited proposals concerning an acquisition of the Company and permitting the Company, subject to certain conditions, to terminate the Amalgamation Agreement upon payment under certain circumstances to EXEL of a termination fee of $7.5 million and reimbursement of EXEL's, Purchaser's and their affiliates' expenses (not to exceed $2 million) (see "ACQUISITION AGREEMENT; PURPOSE OF THE OFFER AND THE ACQUISITION, APPRAISAL RIGHTS AND OTHER MATTERS--The Acquisition Agreement--Termination; Fees" of the Offer to Purchase);

    7) information provided by Company management regarding the financial condition, results of operations, business and prospects of the Company;

    8) the ability of Purchaser to consummate the Offer and the Amalgamation without conditioning the Offer on obtaining any specific financing commitments; and

    9) the familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Amalgamation Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have afforded different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Goldman Sachs has been retained by GCR with respect to the Offer, the Amalgamation and matters arising in connection therewith. Pursuant to an engagement letter with Goldman Sachs, the Company has agreed to pay Goldman Sachs for its services a fee equal to 0.70% (subject to increase if the per Share consideration increases above $27.49) of the aggregate consideration paid if a sale of the Company is accomplished. The entire fee will become payable upon the purchase of Shares pursuant to the Offer, provided that 50% or more of the Shares outstanding are so purchased. The Company has also agreed to pay Goldman Sachs for its reasonable out-of-pocket expenses, including certain taxes and fees and disbursements of counsel, and to indemnify Goldman Sachs against certain liabilities. Goldman Sachs was a founding sponsor of the Company and has acted in previous capacities as financial advisor to GCR. Two of the Company's directors are affiliated with Goldman Sachs. In the ordinary course Goldman Sachs, or certain of its affiliates, may from time to time effect transactions for their own accounts or the accounts of customers, and hold long or short positions in securities or options of the Company.

    Goldman Sachs has from time to time also provided certain investment banking services for EXEL, including acting as lead manager for offerings by EXEL of ordinary shares, and may provide investment banking services to EXEL in the future.

    Neither GCR nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) There have been no transactions in the Shares during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of GCR's knowledge, its executive officers and directors currently intend to tender their Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Other than as set forth or referenced in Item 3(b) or 4, no negotiation is being undertaken or is underway by GCR in response to the Offer which relates to or would result in:

        (1) an extraordinary transaction such as a merger or reorganization, involving GCR or any subsidiary of GCR;

        (2) a purchase, sale or transfer of a material amount of assets by GCR or any subsidiary of GCR;

        (3) a tender offer for or other acquisition of securities by or of GCR;
    or

        (4) any material change in the present capitalization or dividend policy of GCR;

except that pursuant to the terms of the Amalgamation Agreement, the Company may not, prior to the Amalgamation, declare, set aside for payment or pay any dividends other than the dividend of $0.62 per Share declared on April 25, 1997 and payable on May 27, 1997 to shareholders of record on May 14, 1997.

    (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

 *+(a)(1)  Offer to Purchase dated May 14, 1997.
 *+(a)(2)  Letter of Transmittal.
  +(a)(3)  Text of joint press release issued by EXEL and GCR, dated May 8, 1997.
  *(a)(4)  Letter to Shareholders of GCR dated May 14, 1997.
  +(a)(5)  Form of Summary Advertisement dated May 14, 1997.
  *(a)(6)  Opinion of Goldman, Sachs & Co.
      (b)  Not applicable
  *(c)(1)  Agreement and Plan of Amalgamation dated as of May 8, 1997.
   (c)(2)  Pages 6-18 and 27-34 of GCR's Proxy Statement dated November 26, 1996.
   (c)(3)  Employment Agreement, dated as of June 16, 1993, by and between GCR Holdings
           Limited, Global Capital Reinsurance Limited, and Lawrence Doyle, as amended by the
           Amendment to Employment Agreement thereto, dated as of December 12, 1995
           (incorporated by reference to Exhibits 10.1 and 10.1A to the Company's Annual
           Report on Form 10-K for the fiscal year ended September 30, 1996 (the "Form
           10-K")).
   (c)(4)  Employment Agreement, dated as of August 16, 1993, by and between GCR Holdings
           Limited, Global Capital Reinsurance Limited, and Frederick W. Deichmann, as
           amended by the Amendment to Employment Agreement thereto, dated as of December 12,
           1995 (incorporated by reference to Exhibits 10.2 and 10.2A to the Form 10-K).
   (c)(6)  Employment Agreement, dated as of January 15, 1994, by and between GCR Holdings
           Limited, Global Capital Reinsurance Limited, and William G. Fanning, as amended by the Amendment to Employment Agreement thereto, dated as of December 12, 1995
           (incorporated by reference to Exhibits 10.3 and 10.3A to the Form 10-K).
   (c)(7)  Employment Agreement, dated as of June 16, 1993, by and between GCR Holdings
           Limited, Global Capital Reinsurance Limited, and Robert L. Nason, as amended by the Amendment to Employment Agreement thereto, dated as of December 12, 1995
           (incorporated by reference to Exhibits 10.4 and 10.4A to the Form 10-K).

   (c)(8)  Employment Agreement, dated as of June 16, 1993, by and between GCR Holdings
           Limited, Global Capital Reinsurance Limited, and Stephen S. Outerbridge, as
           amended by the Amendment to Employment Agreement, dated as of December 12, 1995
           (incorporated by reference to Exhibits 10.5 and 10.5A to the Form 10-K).
   (c)(9)  Amended and Restated Chairman's Incentive Agreement, dated as of November 16,
           1995, between GCR and Steven H. Newman (incorporated by reference to Exhibit
           10.16A to the Form 10-K).

------------------------

* Included in materials delivered to shareholders of GCR.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated May 14, 1997, and incorporated herein by reference.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: May 14, 1997

                                          GCR HOLDINGS LIMITED
                                          By: __/s/_FREDERICK W. DEICHMANN______
                                            Name: Frederick W. Deichmann
                                            Title: Secretary

                                 EXHIBIT INDEX

EXHIBIT                                             DESCRIPTION                                           PAGE NO.
----------  -------------------------------------------------------------------------------------------  -----------

 **(a)(1)   Offer to Purchase dated May 14, 1997 (incorporated by reference to Exhibit (a)(1) to the
            Schedule 14D-1)............................................................................

 **(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule
            14D-1).....................................................................................

   (a)(3)   Text of joint press release issued by EXEL and GCR, dated May 8, 1997 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).........................................

  *(a)(4)   Letter to Shareholders of GCR dated May 14, 1997...........................................

   (a)(5)   Form of Summary Advertisement dated May 14, 1997 (incorporated by reference to Exhibit
            (a)(8) to the Schedule 14D-1)..............................................................

  *(a)(6)   Opinion of Goldman, Sachs & Co. ...........................................................

   (b)      Not applicable

   (c)(1)   Agreement and Plan of Amalgamation dated as of May 8, 1997 (incorporated by reference to
            Exhibit (c) to the Schedule 14D-1).........................................................

   (c)(2)   Pages 6-18 and 27-34 of GCR's Proxy Statement dated November 26, 1996......................

   (c)(3)   Employment Agreement, dated as of June 16, 1993, by and between GCR Holdings Limited,
            Global Capital Reinsurance Limited, and Lawrence Doyle, as amended by the Amendment to
            Employment Agreement thereto, dated as of December 12, 1995 (incorporated by reference to
            Exhibits 10.1 and 10.1A to the Form 10-K)..................................................

   (c)(4)   Employment Agreement, dated as of August 16, 1993, by and between GCR Holdings Limited,
            Global Capital Reinsurance Limited, and Frederick W. Deichmann, as amended by the Amendment to Employment Agreement thereto, dated as of December 12, 1995 (incorporated by reference to Exhibits 10.2 and 10.2A to the Form 10-K)...............................................

   (c)(6)   Employment Agreement, dated as of January 15, 1994, by and between GCR Holdings Limited,
            Global Capital Reinsurance Limited, and William G. Fanning, as amended by the Amendment to
            Employment Agreement thereto, dated as of December 12, 1995 (incorporated by reference to
            Exhibits 10.3 and 10.3A to the Form 10-K)..................................................

   (c)(7)   Employment Agreement, dated as of June 16, 1993, by and between GCR Holdings Limited,
            Global Capital Reinsurance Limited, and Robert L. Nason, as amended by the Amendment to
            Employment Agreement thereto, dated as of December 12, 1995 (incorporated by reference to
            Exhibits 10.4 and 10.4A to the Form 10-K)..................................................

   (c)(8)   Employment Agreement, dated as of June 16, 1993, by and between GCR Holdings Limited,
            Global Capital Reinsurance Limited, and Stephen S. Outerbridge, as amended by the Amendment to Employment Agreement, dated as of December 12, 1995 (incorporated by reference to
            Exhibits 10.5 and 10.5A to the Form 10-K)..................................................

   (c)(9)   Amended and Restated Chairman's Incentive Agreement, dated as of November 16, 1995, between
            GCR and Steven H. Newman (incorporated by reference to Exhibit 10.16A to the Form 10-K)....

------------------------

 * Included in the Schedule 14D-9 materials being mailed to GCR's shareholders.

** Included in the Offer to Purchase materials being mailed to GCR's shareholders.